April 13, 2015	Jesse P. Kanach
jkanach@perkinscoie.com
Via EDGAR Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	D. (202) 654-6340 F. (202) 654-9998

Fintan Alternative Fixed Income Institutional Fund, LLC
1940 Act Registration No. ___

Ladies and Gentlemen:

On behalf of Fintan Alternative Fixed Income Institutional Fund, LLC (the “Fund”), we are transmitting for filing under the Investment Company Act of 1940 (“1940 Act”) the initial registration statement on Form N-2 under the 1940 Act and an exhibit being filed.  The Fund is not filing under the Securities Act of 1933 (“1933 Act”) to register any securities under the 1933 Act.  As noted in the filing, certain items of information in the filing and certain exhibits will be provided in a subsequent amendment.

The Fund is a closed-end management investment company that will operate as a “fund of hedge funds” and will be a feeder fund as part of a master-feeder structure.  Its Form N-8A is being filed concurrently.  Also being filed today are the registration statements on Form N-2 of the 1940 Act for the master fund, Fintan Alternative Fixed Income Master Fund, LLC, in which the Fund and the other feeder fund will invest substantially all of their investable assets, and the other feeder fund, Fintan Alternative Fixed Income Advisory Fund, LLC.

If you have any questions, please contact me at (202) 654-6340.

Very truly yours,

/s/ Jesse P. Kanach
Jesse P. Kanach